信和置業有限公司
SINO LAND COMPANY LIMITED

Our Ref.: SLC-EI/JM-02/CS-0306

SUPPL

20 March, 2002

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F, Sun Hung Kai Centre,
30 Harbour Road, Wanchai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286, U.S.A.

Attn.: Mr. Kenneth Lopian/
Ms. Jennifer Monaco

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C.20549,
U.S.A.

Attn.: Mr. Frank

02028201

SEC MAIL PROCESSING
RECEIVED
APR - 1 2002
WASH. D.C. 335 SECTION

Dear Sirs,

Level One Sponsored ADR Program
-Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Company's press announcement on interim results for the period ended 31 December, 2001 ("the Announcement") published in the South China Morning Post today.

For your information, the Announcement is also accessible at our web site "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Jean Ma
Assistant Company Secretary

PROCESSED
APR 19 2002
THOMSON FINANCIAL

dlw 4/10

c.c. (1) The Bank of New York (Hong Kong) [Attn.: Mr. Michael Cole-Fontayn/Ms.Eugenia Lee]
(2) Morningstar ADR Review [Attn.: Ms. Judith Cohn]

Encl.

2002 Interim Results\20.3.2002- Interim Results Announcement\Bonds - 20.3.2002\press-interim results

SINO LAND COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

INTERIM RESULTS

The unaudited results of the Group for the half year ended 31st December, 2001 are as follows:-

Consolidated Income Statement

	Notes	Six months ended 31.12.2001 (Unaudited) HK$	Six months ended 31.12.2000 (Unaudited) (As restated) HK$
Turnover	3	1,233,197,462	710,924,662
Cost of sales		(188,502,515)	(84,997,537)
Direct expenses		(238,722,498)	(160,686,225)
		805,972,449	465,240,900
Other income		18,812,911	42,650,766
Unrealised holding (loss) gain on trading securities		(61,689,790)	3,665,750
Impairment loss on other securities		(93,107,646)	-
Loss on disposal of other securities		(122,047,403)	-
Administrative expenses		(184,206,163)	(167,055,242)
Profit from operations	3 & 4	363,734,388	344,502,174
Finance income		59,913,898	139,000,134
Finance costs		(290,667,615)	(336,499,461)
Net finance costs		(230,753,717)	(197,499,327)
Share of results of associates		65,109,309	88,989,903
Profit on disposal of associates		30,728,620	-
Profit before taxation		228,818,600	235,992,750
Taxation	5	(37,507,753)	(32,444,810)
Profit before minority interests		191,310,847	203,547,940
Minority interests		4,218,660	(595,274)
Net profit for the period		195,529,507	202,952,666
Interim dividend at HK2 cents (2000 – HK2 cents) per share		77,151,732	76,913,023
Earnings per share	6		
Basic		5.08 cents	5.59 cents
Diluted		N/A	N/A

Notes:

1. Accounting policies

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June 2001, except as described below.

In the current period, the Group adopted, for the first time, the following new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants and which became effective during the period. Certain comparative figures have been restated to conform with the current period's presentation.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively. The effect of this adjustment is summarised in note 2.

Segment reporting

In the current period, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment reporting". Comparative information has been restated on a consistent basis.

Goodwill

In the current period, the Group has adopted SSAP 30 "Business combinations" and has elected to restate goodwill previously eliminated against reserves. Accordingly, the amount of such goodwill has been remeasured in accordance with the requirements of SSAP 30. Accumulated amortisation in respect of goodwill between the date of acquisition of the relevant associate and the date of adoption of SSAP 30 has been recognised retrospectively. Following restatement, goodwill is presented as an asset in the balance sheet. Goodwill is amortised over its estimated useful life on a straight line basis over a period of 20 years. The effect of these adjustments is summarised in note 2.

2. Prior period adjustments

The financial effect of the adoption of the new and revised accounting policies described in note 1 is summarised below:

	Retained profits HK$	Goodwill reserve HK$
Balance at 1st July, 2000		
As originally stated	6,959,756,314	-
Derecognition of liability for final dividend for the year ended 30th June, 2000	181,495,097	-
Reclassification of goodwill reserve previously written off against retained profits to interests in associates	185,889,768	(185,889,768)
Restatement as an asset of goodwill held in reserves with retrospective recognition of accumulated amortisation	(37,177,952)	185,889,768
As restated	7,289,963,227	-

The effect of these changes in accounting policies on the results for the current and prior periods is as follows:

	6 months ended 31.12.2001 HK$	Year ended 30.6.2001 HK$	6 months ended 31.12.2000 HK$
Amortisation of goodwill	4,647,244	9,294,488	4,647,244

3. Segment information

Business segments

Six months ended 31st December, 2001

REVENUE	Property investment HK$	Property trading HK$	Securities trading and investment HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
Turnover								
Property rental	386,581,902	12,815,895	145,149	890,117	14,615,922	-	-	415,048,985
Property sales	500,337,000	975,607	-	-	-	-	-	501,312,607
Hotel operation	-	-	-	-	102,079,493	-	-	102,079,493
Management services	24,035,057	-	-	-	-	165,319,749	-	189,354,806
Share investment and dealing	-	-	22,341,132	-	-	-	-	22,341,132
Financing	-	-	-	3,060,439	-	-	-	3,060,439
	910,953,959	13,791,502	22,486,281	3,950,556	116,695,415	165,319,749	-	1,233,197,462
Other revenue	7,592,808	24,095	1,694,864	1,617,686	-	7,883,458	-	18,812,911
Inter-segment sales	-	-	-	-	-	9,156,615	(9,156,615)	-
Total revenue	918,546,767	13,815,597	24,181,145	5,568,242	116,695,415	182,359,822	(9,156,615)	1,252,010,373
SEGMENT RESULT	655,390,988	10,270,551	(259,153,870)	5,568,242	57,100,229	78,764,411	-	547,940,551
Unallocated corporate expenses								(184,206,163)
Profit from operations								363,734,388

Six months ended 31st December, 2000

REVENUE	Property investment HK$	Property trading HK$	Securities trading and investment HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
Turnover								
Property rental	401,295,426	12,166,842	224,118	833,100	1,000,908	-	-	415,520,394
Property sales	5,900,000	79,696,200	-	-	-	-	-	85,596,200
Hotel operation	-	-	-	-	6,669,253	-	-	6,669,253
Management services	22,394,886	-	-	-	-	152,550,200	-	174,945,086
Share investment and dealing	-	-	20,366,822	-	-	-	-	20,366,822
Financing	-	-	-	7,826,907	-	-	-	7,826,907
	429,590,312	91,863,042	20,590,940	8,660,007	7,670,161	152,550,200	-	710,924,662
Other revenue	7,512,120	2,381,223	4,247,737	122,371	268,780	28,118,535	-	42,650,766
Inter-segment sales	-	-	-	-	-	5,497,498	(5,497,498)	-
Total revenue	437,102,432	94,244,265	24,838,677	8,782,378	7,938,941	186,166,233	(5,497,498)	753,575,428
SEGMENT RESULT	368,417,895	(2,716,562)	28,313,695	8,775,833	5,352,216	103,414,339	-	511,557,416
Unallocated corporate expenses								(167,055,242)
Profit from operations								344,502,174

Geographical segments

Six months ended 31st December, 2001	*Hong Kong* HK$	*Singapore* HK$	*Consolidated* HK$
REVENUE			
External sales	1,135,314,958	116,695,415	1,252,010,373
SEGMENT RESULT	490,840,322	57,100,229	547,940,551
Unallocated corporate expenses			(184,206,163)
Profit from operations			363,734,388

Six months ended 31st December, 2000	Hong Kong HK$	Singapore HK$	Consolidated HK$
REVENUE			
External sales	745,636,487	7,938,941	753,575,428
SEGMENT RESULT	506,205,200	5,352,216	511,557,416
Unallocated corporate expenses			(167,055,242)
Profit from operations			344,502,174

4. Profit from operations

	Six months ended *31.12.2001* HK$	Six months ended *31.12.2000* HK$
Profit from operations has been arrived at after charging:		
Depreciation	6,847,303	3,695,665
Amortisation of goodwill	4,647,244	4,647,244

5. Taxation

	Six months ended 31.12.2001 HK$	Six months ended 31.12.2000 HK$
Hong Kong Profits Tax:		
Taxation attributable to the Company and its subsidiaries	28,013,995	27,700,898
Share of taxation attributable to associates	9,493,758	4,743,912
	37,507,753	32,444,810

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profits for both periods.

6. Earnings per share

The calculation of the basic earnings per share is based on the net profit for the period of HK$195,529,507 (six months ended 31st December, 2000: HK$202,952,666 as restated) and on the weighted average of 3,852,541,638 (six months ended 31st December, 2000: 3,632,736,121) ordinary shares in issue throughout the period.

No diluted earnings per share amount has been compiled and presented for both periods as the effect of the assumed conversion of the Company's outstanding convertible bonds would result in an increase in net profit per share from operations.

The adjustment to comparative basic earnings per share, arising from the changes in accounting policies shown in note 2 above, is as follows:

	Basic HK cents
Reconciliation of basic earnings per share for the six months ended 31st December, 2000:	
Reported figure before adjustment	5.71
Adjustment arising from the adoption of SSAP 30	(0.12)
Restated figure	5.59

CLOSURE OF REGISTER

The Register of Members will be closed from 11th April, 2002 to 17th April, 2002, both dates inclusive, during which period no transfers of shares will be effected. The record date for the interim dividend is at the close of business on 17th April, 2002.

In order to qualify for the interim dividend, shareholders should ensure all transfers, accompanied by the relevant share certificates, are lodged with the Company's Registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by not later than 4:00 p.m. on 10th April, 2002.

2001-2002 INTERIM REPORT

The 2001-2002 interim report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") will be published on the Stock Exchange's website and printed copies will be sent to shareholders on or about 27th March, 2002.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 19th March, 2002

CHAIRMAN'S STATEMENT

INTERIM RESULTS AND DIVIDEND

The Group's unaudited consolidated turnover and net profit attributable to shareholders for the six months ended 31st December, 2001 was HK$1,233,197,462 and HK$195,529,507 respectively. Earnings per share for the period was 5.08 cents.

The Directors have declared an interim dividend of 2 cents per share payable on 21st May, 2002 to shareholders whose names appear on the Register of Members of the Company on 17th April, 2002.

The interim dividend will be payable in cash but shareholders will be given the option of electing to receive the interim dividend in the form of new shares in lieu of cash in respect of part or all of such dividend. The new shares to be issued pursuant to the scrip dividend scheme are subject to their listing being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited.

A circular containing details of the scrip dividend scheme will be despatched to shareholders together with the form of election for scrip dividend on or about 18th April, 2002. It is expected that the interim dividend warrants and share certificates will be despatched to shareholders on or about 21st May, 2002.

The unaudited interim results have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu.

BUSINESS ACTIVITIES

(1) Land Bank

During the six months ended 31st December 2001, the Group acquired three plots of land mainly for residential development and a 19% interest in a commercial project in Shanghai named Raffles Square. These sites contribute in aggregate approximately 461,257 square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. Lot No. 2052 in Demarcation District No. 121 Ping Shan, Yuen Long, New Territories	Residential/Commercial	100%	72,065
2. Lot No. 2051 in Demarcation District No. 121 Ping Shan, Yuen Long, New Territories	Residential/Commercial	100%	107,478
3. New Kowloon Inland Lot No. 6378, 2-4 Caldecott Road Piper's Hill, Kowloon	Residential	33.3%	25,737
4. Raffles Square, Plot 105 A & B *228 Xizang Road Central, Huangpu District, Shanghai*	Commercial/Office	19%	255,977
			461,257

As at 31st December, 2001, the Group's land bank, including properties held for sale, properties under development and completed properties, consists of a total gross floor area of approximately 14.8 million square feet and comprises a balanced portfolio of properties: commercial (38%); residential (33%); industrial (15%); car parks (10%); and hotels (4%). Together with the newly acquired sites during the interim period, the Group has a total of 14 projects currently under development in Hong Kong with a total attributable gross floor area of approximately 3.1 million square feet, which are expected to be completed over a 4-year period.

The Group continues to replenish its land bank to optimize its growth potential. On 4th February, 2002, subsequent to the interim period, the Group acquired an additional piece of land in Tuen Mun mainly for residential/commercial development. On completion, it shall provide approximately 358,814 square feet of gross floor area.

(2) Project Completion & Development Activities

In the first half of financial year 2001/2002, the Group completed the following developments with a total attributable gross floor area of approximately 909,149 square feet: -

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. Central Park, 18 Hoi Ting Road MTR Olympic Station Site B, Kowloon KIL 11090	Residential	42.5%	466,456
2. Olympian City 2 MTR Olympic Station Site B, Kowloon KIL 11090	Commercial (Shopping Mall)	42.5%	217,297
3. Futura Plaza, 111-113 How Ming Street Kwun Tong, Kowloon KTIL 705	Industrial	100%	225,396
			909,149.

(3) Sales Activities

During the six-month period ended 31st December 2001, property sales revenue, including share of revenue from associates, was mainly contributed by the sales of residential units in Central Park (Tower 1 – 5 of Olympian City Site B), Park Avenue (Tower 6 - 10 of Olympian City Site B), Island Resort and disposal of existing investment properties including two commercial buildings namely Energy Plaza and Olympian Tower, a residential development - The Hacienda and several retail shops in Sino Centre.

The Group has offered Grand Regentville, Horizon Place and Sky Horizon for sale during the interim period. Market response has been satisfactory with the majority of units being sold within a short period of time. The projects are scheduled for completion between 2002 and 2003. The Group also plans to market Ocean View in Ma On Shan in 2002.

(4) Rental Activities

The Group's completed investment portfolio of an approximate 8 million square feet gross floor area comprises a balanced variety of properties: commercial (49%); industrial (22%); car parks (18%); hotels (8%); and residential (3%) accounting for 54% of the Group's total land bank of 14.8 million square feet. During the period under review, the Group's rental portfolio maintained a steady overall occupancy rate. With China's accession to the World Trade Organisation, we are beginning to receive more enquires and are confident that the steady cash flow will underpin our Group's growth.

During the interim period, the Group completed two projects, Olympian City 2 and Futura Plaza. The half million square feet shopping mall Olympian City 2, a landmark in itself, houses more than 200 retail shops and is equipped with state-of-the-art display systems including a large outdoor LED screen and projector screens that deliver non-stop infotainment to customers and visitors.

The gross rental revenue of the Group, including the attributable share of its associates was HK$558 million. On the whole, the highly diversified nature and favourable location of the Group's investment properties have always been the contributing factors to stable recurrent earnings.

(5) Finance

With a stable recurrent rental income, coupled with sales revenue from development projects and the disposal of The Hacienda, Energy Plaza and Olympian Tower, the Group's gearing ratio has been maintained at approximately 26%, expressed as a percentage of bank and other borrowings net of cash and bank balance over shareholders' equity. Of the total borrowings, 21% was repayable within one year, 12% repayable between one and two years and 67% repayable between two and five years. As at 31st December, 2001, the Group's total asset value amounted to HK$39 billion. The Group, including the attributable shares of its associates, had cash resources of approximately HK$5,123 million, comprising cash on hand of approximately HK$2,121 million together with committed undrawn facilities of approximately HK$3,002 million. As at 31st December, 2001, the unaudited shareholders' fund and net asset value per share of the Group was HK$27 billion and HK$7.07 respectively.

There was no material change in the foreign currency borrowings and the capital structure of the Group for the interim period ended 31st December, 2001. Foreign exchange exposure is kept at a minimal level. Most of the Group's borrowings are subject to floating interest rates except for certain project loans and the convertible bonds.

As at 31st December, 2001, the Group did not record any material changes in contingent liabilities since the previous financial year ended 30th June, 2001.

(6) Future Developments

Property development and investments are the foremost business focus of the Group with the land bank being continuously replenished to optimize earning prospects. During the interim period and in February 2002, new sites with a total attributable *gross floor area of about 0.8 million square feet were acquired. As at 31st December 2001, of the Group's total land bank of* approximately 14.8 million square feet; completed investment properties, properties under development for sale, completed properties held for sale and development for investment amounted to approximately 8 million square feet, 4.6 million square feet, 1.4 million square feet and 0.8 million square feet respectively.

The Group is committed to building premium properties and incorporating environmentally friendly concepts and features in its new developments. In January 2002, Sino Estates Management Limited, our wholly-owned subsidiary, received a Gold Award under the category of Green Property Management (Private Housing) and a Certificate of Merit under the category of Green Office in the 2001 Eco-Business Awards. This demonstrates recognition from both the public and commercial sectors for the Group's active participation in environmental protection. We shall continue to promote 'green' living concepts and endeavour to implement professional practices that are in compliance with environmental protection principles in our projects and working environment.

Other than the above mentioned, there was no material change from the information published in the report and accounts for the financial year ended 30th June 2001.

EMPLOYEE PROGRAMMES

A series of staff benefits such as employee reward programmes and in-house training are being organised for the staff. During the interim period, the Group hosted various internal and external training programmes to maintain their quality attributes, strengthen their professional knowledge and enhance their productivity. Training areas include customer relations, information technology, self-enhancement initiatives and knowledge of environmental protection in respect to office administration, property management and project management. Mandarin language training was offered to all front-line staff to maintain the standard of customer service. Over 1,170 employees participated in training programmes during the interim period and the process is on-going as new courses will be developed continuously to meet corporate and specific career planning needs.

The Group runs a programme to identify employees of outstanding performance and who contribute significantly; recognising them as future leaders while developing their skills to ensure they become role models for fellow colleagues. During the period, 28 employees were nominated and 15 of them received the Outstanding Employee Awards.

PROSPECTS

The global economy has been undergoing an economic transformation and is anticipated to give rise to cyclical economic fluctuations and consolidations.

The economic down cycle we are encountering was triggered by an economic downturn in the United States and the events on September 11th which had an adverse impact on the global economy. However, the impact on Hong Kong, as part of and one of the major trade partners with China, will be mitigated by the domestic economic growth, increasing investment opportunities, rising bilateral flow of capital and development of the financial market in China.

Despite a tough economic environment, there have been indications that market sentiment in the residential property sector has been steadily improving. The reduction of interest rates on 11 separate occasions resulting in rental yield surpassing mortgage rates; favourable government housing subsidies such as that of Home Purchase Loan Scheme; tax allowance on mortgage loan interest; relaxation of restrictions on sale of pre-completed flats; and attractive mortgage terms continue to be the major contributing factors for stable growth in the sector. In the last three years, the Group has replenished its land bank with an additional 3.1 million square feet acquired at fair prices which will provide stable earning prospects in the years ahead. The Directors are confident of the prospects of the Group in the medium to long term.

STAFF AND MANAGEMENT

On behalf of the Board, I would like to take this opportunity to express my appreciation and thanks to all staff for their commitment and contribution. I would also like to express my gratitude to my fellow directors for their support.

Robert Ng Chee Siong
Chairman

Hong Kong, 19th March, 2002